UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

Form 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 01, 2011

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, P.O. Box, CH-8070 Zurich, Switzerland

(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

CREDIT SUISSE GROUP AG
Paradeplatz 8 P.O. Box CH-8070 Zurich Switzerland	Telephone +41 844 33 88 44 Fax +41 44 333 88 77 media.relations@credit-suisse.com

Media Release
Credit Suisse Group reports 3Q11 Core Results pre-tax income of CHF 1,036 million, net income attributable to shareholders of CHF 683 million, net new assets of CHF 7.4 billion in Private Banking, return on equity of 8.7%

9M11 Core Results pre-tax income of CHF 3,747 million, net income attributable to shareholders of CHF 2,590 million, return on equity of 10.7%, underlying* return on equity of 11.8%, net new assets of CHF 40.5 billion

Continued strong capital position with Basel 2 tier 1 ratio of 17.7%, Basel 2.5 core tier 1 ratio of 10.0% and liquid balance sheet with net stable funding ratio (NSFR) of 97%; client deposits remain largest source of funding and grew by CHF 15 billion to CHF 278 billion

Credit Suisse takes steps to further evolve integrated strategy with significant reduction of risk-weighted assets in Investment Banking, measures to underpin leading profitability in Private Banking and increased allocation of resources to faster-growing and large markets

Previously announced expense run-rate reduction of CHF 1.0 billion effective January 1, 2012 increased to CHF 1.2 billion – including further reductions delivered through 2012 and 2013 overall expense run-rate reduction of CHF 2.0 billion

Zurich, November 1, 2011 3Q11 results marked by difficult global market environment and special items
•	Gained further market share in volatile environment
•
Core Results pre-tax income of CHF 1,036 million, net income attributable to shareholders of CHF 683 million, core net revenues of CHF 6,817 million, diluted earnings per share of CHF 0.53, net new assets of CHF 7.1 billion, return on equity of 8.7%

•	Litigation provisions of CHF 295 million in connection with the US tax matter and CHF 183 million (EUR 150 million) in connection with the German tax matter
•	Excluding fair value gains on own debt and standalone derivatives related to certain of

Media Release
November 1, 2011 Page 2/9

our own funding liabilities, litigation provisions for the US and the German tax matters, and expenses in connection with cost-efficiency initiatives, underlying* pre-tax income was CHF 519 million, underlying* net income attributable to shareholders was CHF 441 million

Segment Results
•
Private Banking with pre-tax income of CHF 183 million, including CHF 478 million of litigation provisions for the US and the German tax matters; net revenues of CHF 2,610 million; net new assets of CHF 7.4 billion, of which CHF 6.6 billion in Wealth Management Clients with strong inflows in ultra-high-net-worth individual (UHNWI) client and emerging market segments

•
Investment Banking with pre-tax loss of CHF 190 million, reflecting challenging and volatile market environment; net revenues of CHF 2,494 million including significant gains from debit valuation adjustments (DVA) relating to certain structured note liabilities

•
Asset Management with pre-tax income of CHF 92 million; net new assets of CHF 0.2 billion; net revenues of CHF 471 million; improved fee-based margin of 48 basis points in 3Q11 versus 44 basis points in 2Q11 and 42 basis points in 3Q10

Reinforcing our integrated client-focused, capital-efficient strategy
•
Refine strategy in Investment Banking targeting reduction of approximately 50% of pro-forma Basel 3 risk-weighted assets in Fixed Income by 2014 – thereby reducing Fixed Income’s share of the Group’s risk-weighted assets from approximately 55% to 39%; close alignment of the Investment Banking business portfolio with Private Banking and Asset Management businesses; redeploying capital and resources to growth businesses

•
Focus Private Banking business portfolio by improving productivity of global onshore Private Banking footprint; improving offshore delivery model; investing in ultra-high-net-worth individual client segment and further gaining market share in Switzerland while enhancing efficiency of the Swiss platform; increasing Private Banking’s contribution to the Group’s pre-tax income by CHF 800 million excluding market induced growth by 2014

•	In Asset Management expand range of alternative products in collaboration with Private Banking and Investment Banking, continue to grow fee-based revenues and further drive cost reductions
•
Allocate resources to faster growing and large markets, especially in Brazil, Southeast Asia, Greater China and Russia, which we anticipate will grow from 15% of the Group’s revenues in 2010 to 25% by 2014

•
Previously announced expense run-rate reduction of CHF 1.0 billion effective January 1, 2012 increased to CHF 1.2 billion; including further reductions delivered through 2012 and 2013 overall expense run-rate reduction of CHF 2.0 billion

•	Measures are designed to leverage cost synergies across divisions, intensify investment in growth businesses and deliver best-in-class returns

Media Release
November 1, 2011 Page 3/9

Brady W. Dougan, Chief Executive Officer, said: “During the third quarter we experienced a challenging environment with a high degree of uncertainty, low levels of client activity across businesses and extreme market volatility. Since 2008, we have proactively pursued an integrated client-focused, capital-efficient strategy. This strategy, coupled with our conservative funding position and strong capitalization, has served us well during a period of unprecedented market volatility and industry change, allowing us to generate an average return on equity of 14.9% since the beginning of 2009.”

Commenting on the continued evolution of Credit Suisse’s strategy he added: “I am convinced that being a first mover in adapting to a new regulatory and market environment is a distinct advantage for Credit Suisse. We will reinforce the bank’s integrated client-focused, capital-efficient strategy with decisive actions to leverage client revenue and cost synergies across our three divisions and to intensify investment in growth businesses. The measures announced today are designed to maintain the strong momentum of our client franchise built over the last three years and achieve best-in-class returns. In Investment Banking we will accelerate our previously announced plans and reduce risk-weighted assets in Fixed Income under pro-forma Basel 3 by half by 2014. In Private Banking we are committed to ensuring industry leading profitability and implementing a series of growth, productivity and efficiency measures to build on our strong onshore and offshore footprint; all measures are aimed at increasing Private Banking’s contribution to the Group’s pre-tax income by CHF 800 million excluding market induced growth by 2014. Across our businesses we will allocate resources to faster-growing and large markets, especially Brazil, Southeast Asia, Greater China and Russia. This is expected to increase revenues from these markets from 15% in 2010 to 25% by 2014. Efficiency measures will reduce the overall cost run-rate by CHF 2 billion through 2012 and 2013.”

He concluded: “We have achieved an underlying* return on equity of 11.8% for the first nine months of 2011, which shows that we continue to benefit from the actions we have taken since 2008. We believe subdued economic growth and the low interest rate environment and increased regulation that we are seeing may persist for an extended period. We may well continue to see continued low levels of client activity and a volatile trading environment. With our integrated client-focused, capital-efficient strategy we are well equipped for this environment and remain convinced that our strategy will provide us with substantial opportunity for growth and stronger performance as economic and market conditions improve.”

Cost base adjustments
Credit Suisse will implement additional cost efficiency measures to adjust its cost base. In 2Q11, Credit Suisse began implementing a number of cost-efficiency initiatives, which are now expected to achieve CHF 1.2 billion (up from CHF 1.0 billion estimate) in cost savings, with most of the savings in Investment Banking, and resulting reductions in the annualized first half 2011 expense run rate during 2012. This program includes reductions of approximately 4% of total headcount across the Group and will involve implementation costs in 2011 of CHF 550 million (up from an estimated range of CHF 400 million to CHF 450 million). Of these costs, CHF 291 million in 3Q11 and CHF 142 million in 2Q11 were recognized in the Corporate Center, mostly severance and other compensation expense. Given these implementation costs, limited net cost savings in 2011 and realization of the benefits of the cost efficiency initiative during 2012 are expected.

In addition to these measures, Credit Suisse is targeting an additional CHF 0.8 billion of cost savings by the end of 2013. These additional cost savings are expected to involve headcount reductions of approximately 3% across the Group and process optimization, vendor and demand management, more fully integrated bank operations and rationalizing our existing business footprint. No adverse impact on

Media Release
November 1, 2011 Page 4/9

the execution of our capital-efficient, client focused strategy expected from the CHF 2 billion of cost efficiency initiatives as resources are allocated to growth businesses.

Financial Highlights
in CHF million (unless otherwise stated)	3Q11	2Q11	3Q10	Change in %	Change in %
				vs. 2Q11	vs. 3Q10
Net income attributable to shareholders	683	768	609	(11)	12
Diluted earnings per share (CHF)	0.53	0.48	0.48	10	10
Return on equity attributable to shareholders (annualized)	8.7%	9.7%	7.0%	-	-
Tier 1 ratio (end of period)	17.7%	18.2%	16.7%	-	-
Assets under management from continuing operations (CHF billion)	1,196.8	1,233.3	1,251.2	(3.0)	(4.3)
Core results
Net revenues	6,817	6,326	6,284	8	8
Provision for credit losses	84	13	(26)	-	-
Total operating expenses	5,697	5,227	5,557	9	3
Income from continuing operations before taxes*	1,036	1,086	753	(5)	38

*Includes the results of the three segments and the Corporate Center, but does not include noncontrolling interests without significant economic interest.

Nine Months
in CHF million		9M11	9M10	% change

Financial Highlights	Net income attributable to shareholders	2,590	4,257	(39)
	Diluted earnings per share (CHF)	1.95	3.29	(41)
	Return on equity attributable to shareholders (annualized)	10.7%	15.9%	-
Private Banking	Income before taxes	1,881	2,602	(28)
Investment Banking	Income before taxes	1,384	2,973	(53)
Asset Management	Income before taxes	466	323	44

Segment Results

Private Banking
Private Banking, which comprises the global Wealth Management Clients business and the Swiss Corporate & Institutional Clients business, reported income before taxes of CHF 183 million in 3Q11 including the litigation provisions of CHF 295 million in connection with the US tax matter and CHF 183 million (EUR 150 million) in connection with the German tax matter, while 3Q10 included CHF 44 million of provisions related to auction rate securities (ARS) and 2Q11 included gains from the sale of real estate of CHF 72 million. Excluding these impacts, adjusted* pre-tax income declined by 14% and 25% against 2Q11 and 3Q10, respectively.

The Wealth Management Clients business reported a loss before taxes of CHF 34 million in 3Q11, driven by the above mentioned litigation provisions of CHF 478 million. The decline in adjusted* pre-tax income by 15% and 32% against 2Q11 and 3Q10, respectively, was driven by lower net revenues. This reflected lower assets under management, affected by adverse market movements, the low interest rate

Media Release
November 1, 2011 Page 5/9

environment and subdued client activity. Adjusted* operating expenses slightly decreased compared to 3Q10 and 2Q11. The gross margin of 114 basis points decreased 4 basis points compared to 3Q10, driven by lower interest income. Compared to 2Q11, the gross margin was one basis point lower. Excluding the gains from sale of real estate in 2Q11, the adjusted* gross margin increased 3 basis points.

The Corporate & Institutional Clients business, which provides comprehensive coverage for all the financial service needs of corporate and institutional clients in Switzerland and for banks worldwide, reported income before taxes of CHF 217 million in 3Q11, down 3% from 3Q10, as higher provision for credit losses and slightly higher total operating expenses were only partially offset by a 5% increase in net revenues. The pre-tax income margin remained strong at 47%. Pre-tax income was 13% lower compared to 2Q11. Net revenues were stable, operating expenses increased by 5%, provision for credit losses were CHF 5 million, while net releases of credit provisions were reported in 2Q11 and 3Q10. Despite the strength of the Swiss franc and its impact on the economy, the quality of the loan portfolio remained sound.

Investment Banking
Investment Banking had net revenues of CHF 2,494 million, down 27% from 3Q10 and down 12% from 2Q11. A loss before taxes of CHF 190 million compared to income before taxes of CHF 395 million in 3Q10 and income before taxes of CHF 231 million in 2Q11.

With net revenues of CHF 762 million, Fixed Income sales and trading results were 28% higher from 2Q11 and 48% lower than 3Q10, reflecting challenging market-making conditions and continued low levels of client activity across most businesses as the macroeconomic climate in many markets continued to deteriorate. Results in the credit business were significantly impacted by reduced client trading volumes, market illiquidity, and widening credit spreads, resulting in losses on inventory positions held for Credit Suisse’s client trading business. Substantial risk-reduction measures were taken in the credit businesses to mitigate potential losses. Securitized products results remained weak as further declines in bond prices led to continued low client activity and additional valuation reductions on client flow inventory positions. Results also included significant debit valuation adjustments (DVA) gains of CHF 266 million relating to certain structured note liabilities and a loss of CHF 83 million related to changes in the overnight index swaps interest rate yield curves used to determine the fair value of certain collateralized derivatives.

Equity sales and trading results were affected by the volatile market environment, with net revenues of CHF 1,182 million down 7% versus 2Q11 and up 9% versus 3Q10. Revenues in 3Q11 included DVA gains of CHF 272 million related to certain structured note liabilities.

Underwriting and advisory recorded net revenues of CHF 606 million, down from CHF 965 million in 2Q11 and down from CHF 890 million in 3Q10, but were in line with industry-wide issuance levels and mergers & acquisition activity.

Compensation and benefits of CHF 1,449 million in 3Q11 were 23% lower than in 3Q10, reflecting the foreign translation impact, and were flat compared to 2Q11. Total other operating expenses were flat compared to 3Q10 and increased 4% compared to 2Q11.

The pre-tax income margin was a negative 7.6% in 3Q11, compared to 11.5% in 3Q10 and 8.2% in 2Q11. The pre-tax return on average utilized economic capital was a negative 3.3% in 3Q11 compared to 8.0% in 3Q10 and 5.1% in 2Q11.

Media Release
November 1, 2011 Page 6/9

The average one-day, 98% risk management value-at-risk (VaR) was CHF 76 million in 3Q11, compared to CHF 110 million in 3Q10 and CHF 71 million in 2Q11.

Asset Management
Asset Management reported income before taxes of CHF 92 million in 3Q11, down CHF 43 million compared to 3Q10 and CHF 110 million compared to 2Q11. Net revenues of CHF 471 million were down 19% from 3Q10 and 25% from 2Q11, primarily reflecting unrealized investment-related losses in private equity versus gains in 3Q10 and 2Q11. Net revenues before investment related gains/losses were CHF 488 million, up 16% compared to 3Q10, and up 3% compared with 2Q11, reflecting improved results in alternative investments.

Fee-based revenues increased 11% compared to 3Q10 and 4% compared to 2Q11, with higher carried interest on realized private equity gains, partially offset by lower performance fees.

Investment-related losses were CHF 17 million in 3Q11, compared with gains of CHF 160 million in 3Q10 and CHF 156 million in 2Q11. 3Q11 included unrealized losses in private equity investments in the technology, energy and industrial sectors, and included losses in public company investments, partially offset by the realized gains in the healthcare sector.

Total operating expenses of CHF 379 million were down 15% and 11% compared to 3Q10 and 2Q11 respectively, reflecting lower compensation and benefits and lower general and administrative fees.

Segment Results
in CHF million		3Q11	2Q11	3Q10	Change in %	Change in %
					vs. 2Q11	vs. 3Q10
Private	Net revenues	2,610	2,797	2,826	(7)	(8)
Banking	Provision for credit losses	25	(2)	(8)	-	-
	Total operating expenses	2,402	1,956	1,998	23	20
	Income before taxes	183	843	836	(78)	(78)
Investment	Net revenues	2,494	2,822	3,421	(12)	(27)
Banking	Provision for credit losses	59	15	(18)	293	-
	Total operating expenses	2,625	2,576	3,044	2	(14)
	Income/(loss) before taxes	(190)	231	395	-	-
Asset	Net revenues	471	629	582	(25)	(19)
Management	Provision for credit losses	0	0	0	-	-
	Total operating expenses	379	427	447	(11)	(15)
	Income before taxes	92	202	135	(54)	(32)

Net New Assets
Credit Suisse Group reported net new assets of CHF 7.1 billion in 3Q11. Private Banking generated net new assets of CHF 7.4 billion. Wealth Management Clients recorded CHF 6.6 billion of net new assets, with strong inflows from UHNWI and emerging market segments. Compared to the end of 3Q10, Private Banking assets under management decreased by 4.7%, as strong net new assets were more than offset by adverse foreign exchange-related movements, primarily due to the devaluation of the US dollar and euro against the Swiss franc and additional negative market movements. Asset Management generated net new assets of CHF 0.2 billion, including CHF 4.2 billion in alternative investments, with inflows in private equity, real estate and commodities and hedge funds and net outflows of CHF 4.2 billion in traditional investments, mainly in Swiss advisory and multi-asset class solutions, reflecting challenging markets.

Media Release
November 1, 2011 Page 7/9

Capital and liquidity
Credit Suisse continued to conservatively manage its liquidity and its capital position remains very strong. The Basel 2 tier 1 ratio was 17.7% at the end of 3Q11, compared to 18.2% at the end of 2Q11, reflecting increased risk-weighted assets, primarily due to the foreign exchange translation impact, and stable tier 1 capital. The core tier 1 ratio (Basel 2) decreased to 12.6% as of the end of 3Q11 compared to 13.1% as of the end of 2Q11. Under Basel 2.5 the core tier 1 ratio for 3Q11 is at 10.0% compared to 10.2% in 2Q11.

Corporate Center
The Corporate Center recorded income before taxes of CHF 951 million, including CHF 291 million of severance and other compensation expenses relating to the Group-wide cost efficiency initiative, as well as net fair value gains of CHF 1,336 million on own debt and stand-alone derivatives relating to own funding. This compares to a loss before taxes of CHF 190 million in 2Q11 and a loss before taxes of CHF 613 million in 3Q10.

Benefits of the integrated bank
Credit Suisse generated CHF 1.0 billion in collaboration revenues from the integrated bank in 3Q11.

* Underlying results are non-GAAP financial measures. Underlying return on equity for the Group in 9M11 excludes fair value gains on own debt and stand-alone derivatives of CHF 710 million (CHF 439 million after tax), litigation provisions of CHF 478 million for the US and the German tax matters (CHF 428 million after tax) and expenses in connection with cost efficiency initiatives of CHF 433 million (CHF 303 million after tax). Underlying pre-tax income and underlying net income for the Group in 3Q11 exclude fair value gains on own debt and stand-alone derivatives of CHF 1,286 million (CHF 879 million after tax), litigation provisions for the US and the German tax matters of CHF 478 million (CHF 428 million after tax) and expenses in connection with cost efficiency initiatives of CHF 291 million (CHF 209 million after tax). Adjusted results are non-GAAP financial measures. Adjusted pre-tax income for Private Banking and Wealth Management Clients in 3Q11 excludes litigation provisions for the US and the German tax matters of CHF 478 million, in 2Q11 excludes CHF 72 million gains from the sale of real estate and in 3Q10 excludes CHF 44 million provisions related to ARS. Adjusted operating expenses for Wealth Management Clients in 3Q11 excludes litigation provisions for the US and the German tax matters of CHF 478 million and in 3Q10 excludes CHF 44 million provisions related to ARS. Adjusted gross margin for Wealth Management Clients in 2Q11 excludes CHF 72 million gains from the sale of real estate.

Information
Media Relations Credit Suisse AG, telephone +41 844 33 88 44, media.relations@credit-suisse.com
Investor Relations Credit Suisse AG, telephone +41 44 333 71 49, investor.relations@credit-suisse.com

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 50,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Media Release
November 1, 2011 Page 8/9

Cautionary statement regarding forward-looking information and non-GAAP information
This press release contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
–	our plans, objectives or goals;
–	our future economic performance or prospects;
–	the potential effect on our future performance of certain contingencies; and
–	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
–	the ability to maintain sufficient liquidity and access capital markets;
–	market and interest rate fluctuations and interest rate levels;
–
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the US or other developed countries in 2011 and beyond;

–	the direct and indirect impacts of continuing deterioration or slow recovery in residential and commercial real estate markets;
–	adverse rating actions by credit rating agencies in respect of sovereign issuers, structured credit products or other credit-related exposures;
–	the ability of counterparties to meet their obligations to us;
–	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
–	political and social developments, including war, civil unrest or terrorist activity;
–	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
–	operational factors such as systems failure, human error, or the failure to implement procedures properly;
–	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
–	the effects of changes in laws, regulations or accounting policies or practices;
–	competition in geographic and business areas in which we conduct our operations;
–	the ability to retain and recruit qualified personnel;
–	the ability to maintain our reputation and promote our brand;
–	the ability to increase market share and control expenses;
–	technological changes;
–	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
–	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
–	the adverse resolution of litigation and other contingencies;
–	the ability to achieve our cost efficiency goals and cost targets; and
–	our success at managing the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2010 under IX – Additional information – Risk Factors.
This press release contains non-GAAP financial information. Information needed to reconcile such non-GAAP financial information to the most directly comparable measures under GAAP can be found in the Credit Suisse Financial Release 3Q11.

Media Release
November 1, 2011 Page 9/9

Presentation of 3Q11 results

Media conference

▪	Tuesday, November 1, 2011 09:00 Zurich / 08:00 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/results Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 18412805#, conference ID German - 18416400#.

Analyst and investor conference

▪	Tuesday, November 1, 2011 10:30 Zurich / 09:30 London Credit Suisse Forum St. Peter, Auditorium, St. Peterstrasse 19, Zurich

▪
Speakers
Brady W. Dougan, Chief Executive Officer of Credit Suisse
David Mathers, Chief Financial Officer of Credit Suisse

The presentations will be held in English.
Simultaneous interpreting (English/German)

▪	Internet Live broadcast at: www.credit-suisse.com/result Video playback available approximately three hours after the event

▪
Telephone
Live audio dial-in on +41 44 580 40 01 (Switzerland), +44 1452 565 510 (Europe) and
+1 866 389 9771 (US); ask for "Credit Suisse Group quarterly results".
Please dial in 10-15 minutes before the start of the presentation.

Telephone replay available approximately one hour after the event on +41 41 580 00 07 (Switzerland), +44 1452 550 000 (Europe) and +1 866 247 4222 (US); conference ID English - 19223388#, conference ID German - 19224586#.

Third Quarter Results 2011
Zurich
November 1, 2011

Cautionary statement
Cautionary statement regarding forward-looking and non-GAAP financial measures
This presentation contains forward-looking statements within the meaning of the Private
Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements.
A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-
F for the fiscal year ended December 31, 2010 filed with the US Securities and Exchange
Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable laws.
This presentation contains non-GAAP financial measures. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under
GAAP can be found in Credit Suisse Group's third quarter report 2011.
Third Quarter Results 2011
Slide 1

Strategy update
Brady W. Dougan
Introduction
Brady W. Dougan, Chief Executive Officer
Third quarter results 2011
David Mathers, Chief Financial Officer
Third Quarter Results 2011
Slide 2

Highlights         (1/2)
3Q11
Results
Financial
strength
▪ Net income of CHF 0.7 bn and underlying net income of CHF 0.4 bn
▪ Underlying RoE of 12% for 9M11
▪ Solid net asset inflows of CHF 7.1 bn in 3Q11 and CHF 40.5 bn in 9M11
▪ Adapted business model early and well ahead on many regulatory developments, e.g. TBTF, liquidity, Basel 3 & Contingent Capital
▪ Continued strong
 capital position:
23.5%
B2 total capital
17.7%
B2 tier 1 capital
12.6%
B2 core capital
10.0%
B2.5 core capital
Underlying results are non-GAAP financial measure. A reconciliation to reported results can be found in the appendix to this presentation.
Third Quarter Results 2011
Slide 3
▪ Highly liquid balance sheet with net stable funding ratio (NSFR) of 97%;
 high asset quality and minimal exposure to European peripheral countries

Highlights         (2/2)
Continued
evolution of our
strategy
▪ Sustain superior returns for our shareholders and maintain client market share momentum
▪ Maintain industry-leading momentum in Private Banking while optimizing portfolio targeting incremental pre-tax income impact of
 CHF 800 m by 2014
▪ Evolve Investment Banking business with 50% RWA reduction in Fixed
 Income by 2014; Fixed Income contribution to Group's RWA reduced from
 55% to 39% resulting in a pro forma RoE of 17% for the division
▪ Focus Asset Management growth on fee-based revenues and
 expand range of alternative products, building on strong progress to date
▪ Target resources to faster-growing markets; increase contribution to revenues from 15% to 25% by 2014
▪ 2012 net expense reduction target on 6M11 run rate
 increased to CHF 1.2 bn; further efficiencies lead to total expense reduction target of CHF 2.0 bn by end 2013
Third Quarter Results 2011
Slide 4

Introduction
Third quarter results 2011
Strategy update
Third Quarter Results 2011
Slide 5

 6.8 6.3 6.3 21.0 23.7
  1.0 1.1 0.8 3.7 5.5
 0.7 0.8 0.6 2.6 4.3
 0.53 0.48 0.48 1.95 3.29
 5.5 6.3 6.9 20.2 23.1
 0.5 1.2 1.4 3.9 5.7
 0.4 0.8 1.0 2.9 4.0
 0.34 0.53 0.76 2.17 3.08
 9% 19% 20% 19% 25%
 6% 10% 11% 12% 15%
 7.1 14.3 14.6 40.5 55.1
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Net revenues
Pre-tax income
Net income attributable to shareholders
Diluted earnings per share in CHF
Pre-tax income margin
Return on equity
Net new assets in CHF bn
Core results overview
Reported in CHF bn
Note: numbers may not add to total due to rounding Underlying results are non-GAAP financial measures. A reconciliation to reported results can be found in the appendix to this presentation.
Underlying in CHF bn 3Q11 2Q11 3Q10 9M11 9M10
Third Quarter Results 2011
Slide 6

Progress on expense reduction program
On track to deliver projected savings
As announced
at 2Q11 results
1.0
0.2
1.2
Majority of net
savings to be
realized in the
Investment
Banking
division
Increased net expense reduction target
To be realized by
beginning of 2012
Further
identified
reductions
▪ Net expense reduction target on 6M11 run
 rate increased to CHF 1.2 bn
▪ Limited net savings in 2011; full benefit
 realized from beginning of 2012
▪ Around 4% headcount reduction across
 the bank; 75% of which already
 completed by end of October
▪ Total implementation costs of
 CHF 550 m, of which CHF 433 m already
 included in 9M11 results
in CHF bn
Third Quarter Results 2011
Slide 7

Private Banking results
Adjusted results are non-GAAP financial measures
1) Litigation provision in 3Q11, gain from the sale of real estate in 2Q11 and provision related to auction rate securities in 3Q10; all special items booked in Wealth Management Clients
Third Quarter Results 2011
Slide 8
Net revenues
 Credit provisions
 Total operating expenses
Pre-tax income
Pre-tax income margin
Adjusted results are non-GAAP financial measures
1) Litigation provision in 3Q11, gain from the sale of real estate in 2Q11 and provision related to auction rate securities in 3Q10; all special items booked in Wealth Management Clients
3Q11
Net revenues
 Credit provisions
 Total operating expenses
Pre-tax income
Pre-tax income margin
2Q11
Net revenues
 Credit provisions
 Total operating expenses
Pre-tax income
Pre-tax income margin
3Q10
1)
Wealth Management
Clients
Corporate &
Institutional Clients
in CHF m Reported Special items Adjusted
 2,610 - 2,610 2,148 462
 25 - 25 20 5
 2,402 (478) 1,924 1,684 240
 183 478 661 444 217
 7%  25% 21% 47%
 2,797 (72) 2,725 2,258 467
 (2) - (2) 8 (10)
 1,956 - 1,956 1,727 229
 843 (72) 771 523 248
 30%  28% 23% 53%
 2,826 - 2,826 2,385 441
 (8) - (8) 8 (16)
 1,998 (44) 1,954 1,721 233
 836 44 880 656 224
 30%  31% 28% 51%

Wealth Management results
      FX-neutral FX-neutral
  3Q11  3Q10  abs. in % FX impact performance change
FX-neutral
business
trends 3Q11
▪ Revenues slightly lower vs. 2Q11 as higher transaction-based revenues more than offset by lower recurring revenues (in line with lower AuM) and lower interest income
▪ Expenses slightly lower vs. 2Q11 and slightly higher vs. 3Q10, mainly related to IT investments, particularly from regulatory requirements
 3Q11 2Q11

in CHF m
Net revenues
Credit provisions
Total expenses
Pre-tax income
Net revenues
Credit provisions
Total expenses
Pre-tax income
Change
from
Adjusted
Adjusted results are non-GAAP financial measures. A reconciliation to reported results can be found on the previous page in this presentation.
Third Quarter Results 2011
Slide 9
 2,148 2,385 (237) (10)% (223) (14) (1)%
 20 8 12 150% 0 12 150%
 1,684 1,721 (37) (2)% (78) 41 2%
 444 656 (212) (32)% (145) (67) (10)%
  2,148 2,258 (110) (5)% (53) (57) (3)%
 20 8 12 150% 0 12 150%
 1,684 1,727 (43) (2)% (19) (24) (1)%
 444 523 (79) (15)% (34) (45) (9)%

Wealth Management with higher adjusted gross margin, but
revenues affected by lower interest income and lower AuM
2,385
929
891
565
855
899
504
2,330
AuM = Assets under management
1) Gain from the sale of real estate of CHF 72 m
Adjusted gross margin is a non-GAAP financial measure and excludes the gain from real estate from the 2Q11 results
809
816
523
2,148
Net revenues in CHF m
Gross margin in basis points
118
46
44
28
42
45
43
43
28
114
Transaction
based
revenues
Net interest
income
Recurring
commissions
& fees
▪ Higher income from client FX
 transactions and integrated
 solution revenues
▪ Lower brokerage and product
 issuing fees
▪ Lower management, account
 and service fees due to
 downturn in equity markets
▪ 2Q11 included semi-annual
 performance fees
▪ Lower net interest revenues
 reflecting a further decrease in
 interest rates
115
QoQ development
(7)%
721)
24
41)
Third Quarter Results 2011
Slide 10
3Q11
3Q10
2Q11
3Q11
3Q10
2Q11
809 813 752 Average AuM in CHF bn

Wealth Management with well diversified inflows across all
regions throughout the year
37.2
15.7
▪ Continued strong asset inflows from
 emerging markets and ultra-high-
 net-worth clients
▪ Solid 9M11 growth rate of 5.6%
 (vs. 6% target) despite adverse
 market environment
▪ Double-digit growth rate in
 Asia Pacific for 3Q11 and 9M11
Net new assets in CHF bn
33.8
11.5
6.6
10.9
6.7
12.3
7.3
9.5
6.3
9.6
8.4
Europe,
Middle-East,
Africa
Americas
Asia
Pacific
Switzerland
 6.2 7.8 5.5 3.4 5.6 Net new asset growth in % annualized
Third Quarter Results 2011
Slide 11
9M10
9M11
1Q11
2Q11
3Q11

Corporate & Institutional Clients business continues to
deliver strong results
Net revenues
 Provision for credit losses
 Total operating expenses
Pre-tax income
Pre-tax income margin
Net new assets in CHF bn
CHF m 3Q11 2Q11 3Q10 9M11 9M10
▪ Maintained very strong pre-tax margin in 3Q11 and 9M11
▪ Continued low credit provisions reflect the sound quality of our loan book
 462 467 441 1,392 1,352
 5 (10) (16) (5) (42)
 240 229 233 700 714
 217 248 224 697 680
  47% 53% 51% 50% 50%
 0.8 0.0 0.2 3.1 7.8
Third Quarter Results 2011
Slide 12

 3Q11 2Q11
Net revenues  2,494 2,822 (328) (12)%  (87) (241) (9)%
Credit provisions 59 15 44 293% 2 42 280%
Total expenses  2,625 2,576 49 2% (78) 127 5%
Pre-tax income (190) 231  (421) -   (11) (410) -
Investment Banking results
FX-neutral
business
trends 3Q11
▪ Lower revenues in equities despite market share gains; lower underwriting and advisory revenues, in line with industry volumes
▪ Challenging market-making conditions and low client activity levels in fixed income; significant reduction of client flow inventory positions in credit to mitigate loss impact
▪ Revenues include DVA gains of CHF 538 m and OIS adjustment of CHF (83) m
Net revenues 2,494 3,421 (927) (27)% (443) (484) (14)%
Credit provisions 59 (18) 77 - (7) 84 -
Total expenses  2,625 3,044 (419) (14)% (476) 57 2%
Pre-tax income (190) 395 (585) - 40 (625) -
in CHF m
in CHF m
1) Includes debit valuation adjustments (DVA) related to certain structured note liabilities of CHF 538 m, CHF 63 m, and CHF (172) m in 3Q11, 2Q11, and 3Q10, respectively. Includes OIS adjustment of CHF (83) m and CHF (115) m in 3Q11 and 2Q11, respectively 2) includes UK bank levy accrual of CHF 90 m
      FX-neutral FX-neutral
 3Q11 3Q10 abs. in % FX impact performance change
Change
from
1)
1)
2)
2)
2)
2)
Third Quarter Results 2011
Slide 13

 Debt underwriting 368 467 504 1,374 1,352 2%
 Equity underwriting 140 344 169 701 572 22%
 Advisory and other fees 215 318 211 779 697 12%
 Fixed income sales & trading 906 685 1,453 4,277 5,288 (19%)
 Equity sales & trading 1,427 1,487 1,069 4,562 4,233 8%
 Other (73) (7) (6) (106) (75) 40%
Net revenues 1)  2,983 3,293  3,400 11,587 12,067 (4%)
Provisions for credit losses 67 17 (22) 63 (73)  -
 Compensation and benefits 1,729 1,687 1,849 6,012 5,866 2%
 Other operating expenses 2) 1,414 1,322 1,161 4,028 3,425 18%
Pre-tax income (227) 268 412 1,484 2,849 (48%)
Pre-tax income margin (8%) 8% 12% 13% 24%  -
USD m 3Q11  2Q11 3Q10 9M11 9M10 % chg
Investment Banking results in USD
For peer comparison
purposes in USD
1) Includes fair value losses on Credit Suisse vanilla debt of USD (56) m in 3Q11, 2Q11 and 3Q10, and USD (168) m in 9M11 and 9M10; includes DVA related to certain structured note liabilities of USD
 649 m, USD 76 m, USD (168) m, USD 633 m and USD (92) m in 3Q11, 2Q11, 3Q10, 9M11 and 9M10, respectively; includes OIS adjustment of USD (106) m, USD (136) m and USD (242) m in 3Q11,
 2Q11 and 9M11, respectively 2) Includes UK bank levy accrual of USD 111 m in 3Q11 and 9M11
Third Quarter Results 2011
Slide 14

0.5
0.4
0.3
0.8
0.6
1.5
3.8
5.6
1.4
1.2
Fixed income results reflect challenging market-making
conditions
Fixed income sales & trading and underwriting revenues in CHF bn 1)
9M10
9M112)
3Q10
3Q112)
▪ Weak results in Credit due to substantial widening of
 credit spreads, low trading volumes and losses on
 inventory positions held for client trading business
▪ Securitized Products revenues still at reduced
 2Q11 levels with continued low client activity
▪ Improvement in Rates and FX due to increased
 client flows resulting from higher market volatility
7.0
2.0
1.1
Debt underwriting
Fixed income sales and trading
in USD bn
  6.6 5.7 2.0  1.2   1.3
1.0
5.0
1) Includes fair value losses on Credit Suisse vanilla debt of CHF (160) m, CHF (132) m, CHF (51) m,
 CHF (43) m and CHF (42) m, and DVA of CHF (15) m, CHF 280 m, CHF (54) m, CHF 34 m and CHF
 266 m in 9M10, 9M11, 3Q10, 2Q11 and 3Q11, respectively
2) Includes OIS adjustment CHF (198) m, CHF (115) m, and CHF (83) m or USD (242) m, USD (136) m
 and USD (106) m in 9M11, 2Q11 and 3Q11, respectively
2Q112)
Third Quarter Results 2011
Slide 15

▪ Resilient Prime Services performance with
 consistent inflow of client balances
▪ Lower revenues in Cash Equities given more
 challenging market conditions
▪ Solid, albeit lower result in Derivatives
 despite market dislocation driven by higher
 customer flows and defensive risk positioning
Equity sales and trading revenues down slightly amid difficult environment
5.1
4.6
1.3
1.6
1.3
Equity underwriting
Equity sales and trading
Equity sales & trading and underwriting revenues in CHF bn 1)
9M10
9M11
3Q10
2Q11
3Q11
in USD bn
  4.8 5.3  1.2   1.8 1.6
1) Includes fair value losses on Credit Suisse vanilla debt of CHF (18) m, CHF (15) m , CHF (6) m, CHF
 (5) m and CHF (5) m, and DVA of CHF (73) m, CHF 236 m, CHF (118) m, CHF 29 m and CHF 272 m
 in 9M10, 9M11, 3Q10, 2Q11 and 3Q11, respectively
Third Quarter Results 2011
Slide 16
4.5
4.0
1.1
1.2
0.6
0.6
0.2
0.3
0.1
1.3

1.4
1.2
0.5
0.4
0.3
0.6
0.6
0.2
0.3
0.1
0.7
0.7
0.2
0.3
0.2
Underwriting and advisory revenues adversely affected by
sharply lower activity levels
▪ Lower revenues in underwriting and advisory
 driven by reduced industry-wide debt and
 equity issuance and completed M&A levels
▪ Increased market share and ranking in equity
 capital markets for 9M11 compared to 2010 and
 advanced to #3 ranking in global announced
 M&A volume
▪ Substantial backlog of transactions delayed
 due to market conditions
2.7
2.5
0.9
1.0
0.6
Advisory
Debt underwriting
Equity underwriting
Source for market share and ranking: Dealogic
Advisory and underwriting revenues in CHF bn
9M10
9M11
3Q10
2Q11
3Q11
in USD bn
  2.6 2.9  0.9   1.1  0.7
Third Quarter Results 2011
Slide 17

Asset Management results
FX-neutral
business
trends 3Q11
▪ Positive growth in fee-based revenues (reported and FX-neutral)
▪ Lower market values results in losses on private equity investments
▪ Operating efficiencies delivering lower expenses
Fee-based revenues 489 439 50 11% (63) 113 26%
Other revenues (18) 143 (161) - 7 (168) (117)%
Total op. expenses  379 447 (68) (15)% (42) (26) (6)%
Pre-tax income 92 135 (43) (32)% (14) (29) (21)%
 3Q11 2Q11
in CHF m
      FX-neutral FX-neutral
 3Q11 3Q10 abs. in % FX impact performance change
in CHF m
Fee-based revenues 489 469 20 4% (8) 28 6%
Other revenues (18) 160 (178) - (1) (177) (111)%
Total op. expenses  379 427 (48) (11)% (9) (39) (9)%
Pre-tax income 92  202 (110) (54)% 0 (110) (54)%
Change
from
Third Quarter Results 2011
Slide 18

2Q11
3Q11
FX
impact
Higher
revenues
Lower
expenses
Asset Management with higher fee-based revenues, private
equity losses and lower expenses
135
+124
(179)
92
3Q10
3Q11
FX
impact
Higher
revenues
+26
Lower
expenses
(14)
Pre-tax income development in CHF m
Investm.
gains/
(losses)
▪ Improved fee-based margin to 48 bps in 3Q11 vs. 44 bps in 2Q11 and 42 bps in 3Q10
202
(171)
92
+39
0
+22
FX neutral
Other
Investm.
gains/
(losses)
FX neutral
Fee-based
Other
Fee-based
Third Quarter Results 2011
Slide 19

9M10
9M11
16.1
4.5
Net new assets in CHF bn
8.7
1Q11
2Q11
3Q11
4.0
0.2
3.6
1.3
11.2
 5.2 4.2 3.7 0.2 2.7 Net new asset growth in %, annualized
Positive net new asset inflows in Asset Management in 3Q11
despite volatile market environment
▪ Net inflows in Private Equity driven by
 new fund raisings partially offset by
 realization-driven outflows
▪ Market volatility results in outflows from
 asset allocation strategies (“MACS”)
 and from Swiss advisory assets
▪ Continued inflows in ETFs and index
 mandates
3Q
2Q
1Q
Third Quarter Results 2011
Slide 20

 32.2 34.2 36.2 37.7 37.1 37.1 Basel 2 tier 1 capital in CHF bn
Strong capital position
10.0
13.3
257
324
16.3
222
2010
2Q11
2008
2009
2007
(35)%
+3%
18.2
219
204
8.7
8.6
10.8
17.2
13.1
12.2
17.7
12.6
3Q11
210
9.7
10.0
Basel 2 risk-weighted assets in CHF bn
Ratios in %
Basel 2 tier 1
Basel 2.5
core tier 1
10.2
Basel 2
core tier 1
Third Quarter Results 2011
Slide 21

Strong balance sheet
Assets
Equity & liabilities
Asset and liabilities by category (end 3Q11 in CHF bn)
1) Primarily brokerage receivables/payables, positive/negative replacement values and cash collateral
2) Includes due from/to banks
3) Primarily includes excess of funding neutral liabilities (brokerage payables) over corresponding assets
4) Primarily includes unencumbered trading assets, investment securities and excess reverse repo agreements, after haircuts
 Note: Basel 3 liquidity rules and calculation of NSFR and LCR ratios are not finalized; statements and ratios shown here are based on interpretation of current proposals
Reverse 192
repo
Encumbered 79
trading assets
1,062
1,062
Funding- 164
neutral assets 1)
Cash 2) 95
Unencumbered 158
liquid assets 4)
Customer 222
loans
Other 152
longer-maturity assets
Repo 198
Short positions 73
Funding- 164
neutral liabilities 1)
Short-term debt2) 109
Other short-term liab 3)  34
Customer  278
deposits
Long-term debt 164
Total equity 42
125%
coverage
Match
funded
▪ Well prepared for Basel 3 liquidity requirements
 – Basel 3 "Net Stable Funding Ratio (NSFR)" (1-year)
 estimated at around 97% (up from 95% in 2Q11)
 – Short-term (30 days) liquidity under Swiss regulation well in excess of requirement; approach similar to the Basel 3
 "Liquidity coverage ratio (LCR)"
▪ Regulatory leverage ratio increased to 4.9%
▪ Funding spreads remain amongst the tightest of the peer
 group
▪ 2011 long-term debt funding plan substantially completed
435
627
Third Quarter Results 2011
Slide 22

Highly liquid and well funded balance sheet
Surplus
funding
206
152
220
232
Surplus
110
Other longer-
maturity
assets
LT Assets
LT Liabilities
LT Assets
LT Liabilities
Long-term
debt and total
equity
231
Loans
Surplus 43
284
222
278
CHF bn
3Q11
2007
Note: CDs: Certificates of deposit; CP: Commercial paper; ST: short-term; LT: long-term
3Q11
Surplus
liquidity
253
2007
Surplus 43
259
ST Assets
ST Liabilities
ST Assets
Surplus
110
CHF bn
66
55
Cash, due from
banks and
unencumbered
liquid assets
ST Liabilities
CDs, CP
Due to banks,
ST debt and
other ST
liabilities
88
▪ Strong increase in surplus
 short-term liquidity
▪ Less dependence in short-term
 funding, down 34% since 2007
▪ Liquidity buffer of CHF 173 bn
 (up 24% from 2007) included in
 short-term assets
▪ Significant surplus long-term
 funding
▪ Long-term assets fell sharply,
 while long-term debt levels have
 been broadly maintained
▪ Loan-to-deposit coverage ratio
 increased to 125%
Third Quarter Results 2011
Slide 23
Customer
deposits
150

Selected European credit risk exposures at end 3Q11
 Gross 3.7 3.1 0.3 0.2 0.1 0.0
 Net 0.9 0.6 0.3 0.0 0.0 0.0
 Total Italy Spain Portugal Greece Ireland
Sovereigns
Exposure in EUR bn
 Gross 5.6
 Net 2.3 0.9 0.9 0.0 0.0 0.5
Financial
institutions
 Gross 5.5
 Net 2.1 0.9 0.9 0.1 0.1 0.1
Corporates
& other
Third Quarter Results 2011
Slide 24

Introduction
Strategy update
Third quarter results 2011
Third Quarter Results 2011
Slide 25

 ▪ Increased capital and liquidity requirements
 ▪ Business mix and platform implications from
 different regulatory initiatives, e.g., TBTF, Dodd-
 Frank, cross-border banking
Continued evolution of business to deliver resilient
performance in the face of challenging secular trends
Impact from new
regulatory
environment
 ▪ Subdued client activity levels
Uncertainties around
the resolution of the
EU debt crisis
Subdued
economic growth
expectations
 ▪ Sustained drag on net interest income
 ▪ Pressure on operating margins
Low interest rates &
strong Swiss franc
Evolving the
strategy to
adapt our
businesses to
the new
environment
Third Quarter Results 2011
Slide 26
 ▪ Longer time horizon for recovery of developed
 markets
 ▪ Attractive, albeit reduced growth expectations for
 emerging markets
 ▪ Stressed markets and volatile trading environment

 ▪ Accelerate profitability enhancements in onshore businesses by leveraging client offerings and moving towards uniform platforms
 ▪ Invest in Ultra-High-Net-Worth franchise leveraging integrated banking capabilities
 ▪ Further gain market share in Switzerland while driving platform efficiencies
 ▪ Ensure attractive return on capital delivered under Basel 3
 ▪ Achieve greater cost flexibility by significantly reducing the cost base
 ▪ Accumulate capital resources for smooth transition into new capital regime
 ▪ Prioritize development of existing strong regional businesses in Brazil,
 Southeast Asia, Greater China and Russia
 ▪ Rationalize footprint and infrastructure by establishing efficient pan-European hubs
Evolving the strategy to adapt our businesses to the new environment
 ▪ Evolve portfolio towards synergies with PB & AM and/or where we have competitive advantages to deliver sustainable, attractive RoEs
 ▪ Reduce Basel 3 risk-weighted assets in Fixed Income
 ▪ Achieve greater financial flexibility by significantly reducing cost base
2
Optimize
Private Banking
business portfolio
Sustain
superior returns
5
1
4
 ▪ Expand range of alternative products in collaboration with PB and IB
 ▪ Grow fee-based revenues; reduce capital tied-up in private equity investments
 ▪ Drive further cost reductions, platform re-engineering and outsourcing
3
Third Quarter Results 2011
Slide 27
Evolve
Investment Banking
business portfolio
Focus
strategy execution in
Asset Management
Target
resources towards
growth markets

Remain committed to long-
term growth strategy
▪ Focus investments on faster-growing and larger markets
▪ Rationalize use of infrastructure for Western European markets
▪ Further gain market share in Switzerland while driving platform efficiencies
▪ Focus coverage on markets with sound economics and sufficient scale
▪ Implement focused service model and offering for affluent client segment
Optimize Private Banking business portfolio
Maintain industry-leading franchise momentum in light of current environment and regulatory challenges
Significantly improve
pre-tax income
Targeting CHF 800 m by 2014 from all measures combined
(costs and revenues) excluding market induced growth
1
UHNWI
Cross-
border
Onshore
▪ Focused coverage in all target markets
▪ Continued investment in faster-growing and most profitable client segment
Third Quarter Results 2011
Slide 28

Strong track record so far...
 of world's billionaires already as
 Credit Suisse clients
 (up from 25% in 2008)
55%
 share of Wealth Management
 net new assets since 2008
35%
 share of Wealth Management
 assets under management
 (up from 25% in 2008)
1
... in the market's fastest growing segment
(CAGR 2006 to 2010 of USD AuM)
Continued investment in UHNWI; fastest growing and most
profitable client segment
Market data based on Gap Gemini / Merrill Lynch World Wealth report and Credit Suisse analysis
Currently showing
strong momentum
based on targeted
growth strategy
EMEA &
Switzerland
Global
APAC
North
America
Latin
America
35%
HNWI
UHNWI
▪ Dedicated coverage with senior bankers
▪ Seamless collaboration across the integrated bank
▪ Comprehensive leading-edge product suite
▪ Unrivaled networking platform for billionaires
Third Quarter Results 2011
Slide 29
Increase pre-
tax income
contribution
from UHNWI
segment by
50% by 2014
7%
14%
9%
1%
4%
11%
7%
6%
1%
8%

1
Increased focus and efficiency in cross-border business
1)
(U)HNWI           Affluent
21%
87%
Rest of the world
8%
92%
1) Clients with less than CHF 1 m assets under management
79%
50 largest
markets
Focus coverage and investments on (U)HNWI clients
in larger markets
Establish focused coverage for cross-border
affluent client segment
Assets under
management
Clients
By client
segment
AuM by
client
domicile
Data for Wealth Management Clients business on Swiss booking platform, 1H11
Cross-border business with opportunity
for improvement in profitability
Third Quarter Results 2011
Slide 30
13%
 ▪ Comprehensive product and service offering within
 market-specific cross-border framework
 ▪ Serve smaller markets opportunistically, with primary
 focus on UHNWI client segment
 ▪ Dedicated, highly productive teams
 ▪ Focused, cost-effective product and service offering
 ▪ Continued referrals into HNWI business

Accelerate profitability enhancements in onshore business
1
200 to 250
Capturing growth onshore is key for
value creation
▪ Strong wealth growth in emerging markets
▪ Support cross-border transformation and
 tap into entrepreneurial wealth in mature
 markets
Increase of pre-tax income contribution from
onshore locations1) (2014 vs. 2011; CHF m)
Increase efficiency by
moving to more uniform
platforms for Western
Europe
Other efficiency
measures
Further build-out
and leverage of
client offering
Pre-tax income increase
(2014 vs. 2011)
1) Based on 14 onshore markets excluding Switzerland, Singapore, Hong Kong and other traditional offshore centers
CHF 200 to 250 m pre-tax
income upside from a more
focused and efficient approach in
light of current markets
Credit Suisse already well positioned
▪ International footprint complete to capture
 future wealth creation and service our
 clients
▪ Around 2/3rd of recent net new assets from
 booking centers outside Switzerland
Third Quarter Results 2011
Slide 31

The Issue: Existing business model results in 9% reduction in
Investment Bank RoE upon shift to Basel 3
Actual RoE: Reported after-tax return on equity based on average net income and average allocated equity from 2009 to 9M11
1) Investment Banking Department includes underwriting, advisory and corporate bank
2) Total Investment Banking RWA includes "Other" RWA of CHF 6 bn under Basel 2 and CHF 8 bn under Basel 3
2
End 3Q11
Basel 2 RWA
Total
Investment
Bank2)
Fixed
Income
Equities
Investment
Banking
Department1)
19%
18%
41%
13%
10%
17%
31%
Actual RoE
Actual Basel 2 (Equity = 12.5% of RWA)
Actual Basel 3 (Equity = 10% of RWA)
2009 to 9M11

7%
19
20
74
119
31
22
209
270
End 3Q11
Basel 3 RWA
Actual RoE
2009 to 9M11
CHF bn
CHF bn
Third Quarter Results 2011
Slide 32

The Solution: Evolved business model reduces RWAs and costs;
lifts pro forma Investment Bank RoE to 17% under Basel 3
2
Total
Investment
Bank2)
Fixed
Income
17%
16%
38%
21%
Actual Basel 3 (Equity = 10% of RWA)
Pro forma Basel 3 (Equity = 10% of RWA)
Equities
Investment
Banking
Department
10%
17%
31%

7%
End 3Q11
Basel 3 RWA
Actual RoE
2009 to 9M11
End 2014 Basel 3
RWA target
Actual RoE
2009 to 9M11
31
22
209
270
31
22
110
170
Actual RoE: Reported after-tax return on equity based on average net income and average allocated equity from 2009 to 9M11
Pro forma RoE: Adjusts revenues (positive and negative) and expenses for downscale/exit businesses and 2014 RWA targets
 1) IBD includes underwriting, advisory and corporate bank 2) Total Investment Bank RWA includes Other Investment Bank RWA of CHF 8 bn for actual Basel 3 and CHF 8 bn for pro forma Basel 3
CHF bn
CHF bn
Third Quarter Results 2011
Slide 33
1)

Fixed
Income
Refinement of the Investment Banking strategy
Downscale / Exit
Evolve
Invest / Grow
▪ Foreign Exchange
 E-capabilities with Private Banking
▪ Global Rates
 Electronic trading
▪ Emerging Markets
 Brazil, Southeast Asia, Greater China, Russia
▪ Commodities
 Private Banking client focus
▪ Credit Products
 Leveraged finance / Investment
 grade
▪ Securitized Products
 Private label securities trading
▪ Emerging Markets
 Structured finance business
▪ Long-dated unsecured
 trades
 Global Rates, Emerging Markets,
 Commodities
▪ Exit CMBS origination,
 downscale less capital-
 efficient businesses
 Securitized Products
Equities
▪ Prime Services
 Expand product suite and build OTC capabilities
▪ Derivatives
 Flow and corporate trades
▪ Cash Equities
 Capitalize on electronic
 capabilities
Investment
Banking
Department
▪ Grow Equity Capital Markets
 Target top 3 globally
▪ Reallocate resources to
 major growth markets
▪ Corporate Lending
 Continue alignment with key client
 franchises
▪ De-layer EMEA coverage
 Improve client coverage efficiency
 and profitability by reducing country
 / industry / product coverage
 overlap
2
Third Quarter Results 2011
Slide 34

↑ ↔
				↔ ↑
				↑ ↑
				↑ ↔
				↑ ↔

CREDIT SUISSE

RWA reduction targeted at least productive assets under Basel 3
1) Annualized quarterly revenues 2) Totals includes contributions from "Other" businesses not shown in the table
 Outlook
 Market Market
 share conditions

Macro
(Rates & FX)
Fixed Income
Business 2)
Securitized
Products
Credit
Emerging
Markets
Commodities
Wind-down
 66 (40)
 65 (30)
 30 (10)
 21 (8)
 5 (1)
 10 (10)
 2,810 1,589
 2,133 1,007
 1,859 610
 849 696
 292 232
 (925) (192)
Basel 3 RWA
 3Q11 Mitigation
CHF bn
▪ Accelerated exit from low revenue long-dated, unsecured
 trades in Rates
▪ Contributed <10% of historic revenues; some costs to
 accelerate exit

▪ Sale/run-off of low-rated positions
▪ Has contributed ~35% of historic revenues but
 significantly less in recent periods; limited exit costs
▪ Right-size investment-grade risk positions
▪ Minimal revenue impact through position optimization;
 some costs to execute
▪ Focus on executing flow-based model in larger markets
▪ Contributed <5% of historic revenues; minimal exit costs
▪ Optimize towards Private Banking client demands
▪ Minimal revenue impact
▪ Acceleration of residual wind-down program
▪ 100% accretive to revenues; some costs to execute
Actions and impact
 Total revenues
 Avg. 2009
 to 9M111) 9M11
CHF m
 209 (99)
Total
 7,547 3,850
2
Third Quarter Results 2011
Slide 35

Improved pro forma profitability 2009 to 9M11
195
119
+151
270
(75)
(25)
170
3Q11
Basel 2
Basel 3 RWA
3Q11
pro forma
End 2012
B2.5 & 3
impact
Mitigation
Mitigatio
n
End 2014
2
Investment Banking RWA in CHF bn
Other IB
Fixed Income
28%
17%
55%
40%
21%
39%
370 bn
285 bn
3Q11
2014
Minimal pre-tax income impact from risk-
weighted asset reduction
in CHF m
Contribution to Credit Suisse B3 RWA in CHF
Pro forma
expense
reduction from
downscaling /
exiting
businesses
Pro forma
average
pre-tax income
2009 to 9M11
4,280
(210)
420
4,490
Includes
add back of
CHF (925) m
in negative
revenues from
wind-down
businesses
Third Quarter Results 2011
Slide 36
Actual average
pre-tax income
2009 to 9M11
Pro forma net
revenue impact
from RWA
mitigation
PB and AM

Investment Bank action steps to achieve strong, sustainable
returns amid new market and regulatory environment
Expect some costs for accelerated RWA
mitigation, but amount highly
dependent on market conditions
Reduce Fixed Income RWA by CHF 100 bn, or
50%, by end 2014 with contribution to
Credit Suisse B3 RWA down from 55% to 39%
Revenue loss of around CHF (210) m
(average pro forma 2009 to 9M11) more than offset
by targeted expense reduction
Investment Banking average pro forma 2009
to 9M11 Basel 3 return on equity of 17%
(after risk mitigation)
2
Third Quarter Results 2011
Slide 37
Client-focused, capital-
efficient Investment Bank
evolved for Basel 3
environment

Target Credit Suisse resources towards growth markets
4
Asia Pacific
CHF 3.1 bn
▪ Solidify dominant position in Southeast Asia
 from stronger “hubbing” and integrated delivery
▪ Continue to build Greater China coverage
▪ Leverage recently acquired bank license in
 India
EMEA
CHF 7.1 bn
Americas
CHF 11.6 bn
Contribution from
faster-growing markets
▪ Focus on integrated bank collaboration
 opportunities across LatAm markets
▪ Prioritize development of existing strong
 integrated businesses in Russia
▪ Continue to grow integrated bank coverage
 model in Middle East
25%
14%
11%
89%
2010 Credit Suisse
revenues by region1)
1) Region Switzerland not shown
Actions
Revenue split
Third Quarter Results 2011
Slide 38
Increase
revenue
contribution
from current
15% to 25% by
2014
▪ Leverage dominance of our overall position in
 Brazil, in particular Hedging Griffo to advance
 position with (U)HNWI
▪ Accelerate growth in onshore PB in Mexico

Further efficiencies result in CHF 2 bn expense reduction
target by end 2013
Targeted expense reduction in CHF bn
1.2
+0.8
2.0
▪ Maximize deployment opportunities by
 rationalizing existing business footprint
▪ Implementation of a fully integrated operating
 model
▪ Continued centralization of our infrastructure and
 streamlining operational and support functions
Total expense
reduction target by
end 2013
Expense
reduction target
for 2012
5
Third Quarter Results 2011
Slide 39

Revised Basel 3 risk-weighted assets projections for end
2012 and Common Equity Tier 1 simulation
Basel 2
3Q11
Basel 3
end 20121)
CHF bn
210
+160
Basel 2.5 & 3
impact
290
370
Basel 3
3Q11 pro forma
(pre mitigation)
Updated risk-weighted assets guidance as of 3Q11
3) 2011 and 2012 Bloomberg consensus net income estimates, adjusted for 9M11 net income, less dividend estimates. Not endorsed or verified and is used solely for illustrative purpose
4) Represents the estimated share-based compensation expense that is assumed to be settled with shares issued from conditional capital, resulting in an equivalent increase in shareholders’ equity
5
CHF bn
33.5
(2.2)
Regulatory
deductions2)
Basel 3 CET1 capital simulation
35.8
+1.6
Share-based
compensation
impact4)
+2.9
Retained
earnings
4Q11&20123)
Shareholders’
equity
3Q11
CET1
capital
end 2012
Pro forma
CET1 ratio
12.3%
(30)
Mitigation
Basel 3
end 2014
285
(80)
Mitigation
1) Business growth until end 2012 to be accommodated by reallocation of RWA across existing business lines
2) Primarily fair value changes on own debt, net of tax
+25
Business
growth
Third Quarter Results 2011
Slide 40

 Reduce Fixed Income
risk-weighted assets by
50% by end 2014
 Target incremental pre-
tax income impact of
CHF 800 m by 2014
 Increase revenue
contribution from faster-
growing markets from
15% to 25% by 2014
 Target CHF 2 bn of cost
reduction by end 2013
Business model built to excel in the new environment
Evolve
Investment
Banking
Optimize
Private
Banking
Target
growth
markets
Sustain
superior
returns
Sustainable
RoE over
15%
Pre-tax
income
margin over
28%
Net new
assets
growth over
6% p.a.
 Grow fee-based
revenues and drive
further cost reductions
Focus
Asset
Management
 ▪ Cost reductions more than offset revenue loss from the RWA mitigation and RoE impact of the Basel 3 changes is mostly, but not entirely, offset by the RWA reduction
 ▪ Pro forma analysis implies that all Investment Banking departments exceed the Group's RoE target of 15%
 ▪ Expect pre-tax income margin to exceed 30%, even if current market conditions persist
 ▪ Retain operating leverage to increase pre-tax margin beyond our
 35% target when economic activity and interest rates increase
 ▪ Positions Credit Suisse for stronger long-term growth in revenues, profits and net new assets
 ▪ Incremental costs of a Basel 3 liquidity regime already largely reflected in our profits
 ▪ Conservative approach continues to be a strategic advantage in winning new customers and increasing market share
 ▪ Strategy continues to succeed even in current economic conditions;
 with substantial further upside potential
Third Quarter Results 2011
Slide 41

  Slide
 43 to 47
 48
 49
 50
 51
 52
 53
 54
 55
 56 to 57
 58
Appendix

Reconciliation from reported to underlying results
Currency sensitivity analysis
Revenue and expenses currency mix
Results in the Corporate Center
Collaboration revenues
Regulatory capital (Basel 2) roll-forward
Basel 2.5 impact by division
"Look through" Common Equity Tier 1 ratio simulation (Basel 3)
Client market share momentum in Investment Banking
Loan portfolio characteristics
Commercial mortgage exposures detail
Third Quarter Results 2011
Slide 42

 6,817 (1,286) - - 5,531
 84 - - - 84
 5,697 - (291) (478) 4,928
 1,036 (1,286) 291 478 519
 332 (407) 82 50  57
 21 - -  - 21
 683 (879) 209 428 441
 8.7%    5.6%
Reconciliation from reported to underlying results 3Q11
3Q11
reported
3Q11
underlying
Impact from
movements in
spreads on
own debt1)
Business
realignment
costs
(Corporate Center)
CHF m
Non-credit-
related provision
(Wealth
Management)
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt Note: numbers may not add to total due to rounding
Third Quarter Results 2011
Slide 43
Net revenues
Prov. for credit losses/(release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity

 6,326 (41) -         6,285
 13 - -            13
 5,227 - (142)         5,085
 1,086 (41) 142         1,187
 271 (14) 48            305
 (47) - -            (47)
 768 (27) 94            835
 9.7%                                10.3%
Reconciliation from reported to underlying results 2Q11
2Q11
reported
2Q11
underlying
Impact from
movements in
spreads on
own debt1)
Business
realignment
costs
(Corporate Center)
CHF m
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt Note: numbers may not add to total due to rounding
Third Quarter Results 2011
Slide 44
Net revenues
Prov. for credit losses/(release)

Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity

 6,284 589 - - -  6,873
 (26) - - - - (26)
 5,557 - 43 (73) - 5,527
 753 589 (43) 73 - 1,372
 117 170 - 30 67 384
 (27) - - - - (27)
 609 419 (43) 43 (67) 961
 7.0%     11.2%
Reconciliation from reported to underlying results 3Q10
3Q10
reported
3Q10
underlying
Impact from
the tightening
of spreads on
own debt1)
UK
bonus levy
Normalization
to tax rate
of 28%
CHF m
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt Note: numbers may not add to total due to rounding
Litigation
provisions
Third Quarter Results 2011
Slide 45
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity

 20,956 (710) - - 20,246
 90 - - - 90
 17,119 - (433) (478) 16,208
 3,747 (710) 433 478 3,948
 1,068 (271) 130 50  977
 89 - -  - 89
 2,590 (439) 303 428 2,882
 10.7%    11.8%
Reconciliation from reported to underlying results 9M11
9M11
reported
9M11
underlying
Impact from
movements in
spreads on
own debt1)
Business
realignment
costs
(Corporate Center)
CHF m
Non-credit-
related provision
(Wealth
Management)
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt Note: numbers may not add to total due to rounding
Third Quarter Results 2011
Slide 46
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Noncontrolling interests
Net income
Return on equity

Reconciliation from reported to underlying results 9M10
Net revenues
Prov. for credit losses / (release)
Total operating expenses
Pre-tax income
Income tax expense
Discontinued operations
Noncontrolling interests
Net income
Return on equity
9M10
reported
9M10
underlying
Impact from
the tightening
of spreads on
own debt1)
UK
bonus levy
Normalization
to tax rate
of 28%
CHF m
1) Including fair valuation gains/losses on cross currency swaps relating to our long-term debt Note: numbers may not add to total due to rounding
Litigation
provisions
Third Quarter Results 2011
Slide 47
 23,665 (528) - - -  23,137
 (56) - - - - (56)
 18,228 - (404) (289) - 17,535
 5,493 (528) 404 289 - 5,658
 1,143 (164) - 116 489 1,584
 (19)     (19)
 (74) - - - - (74)
 4,257 (364) 404 173 (489) 3,981
 15.9%     14.9%

Strengthening of the Swiss Franc adversely impacting
financial performance
CHF exchange rates
The strengthening Swiss Franc adversely
impacted Credit Suisse pre-tax income by
▪ CHF 277 m vs. 3Q10
▪ CHF 910 m vs. 9M10
▪ A 10% movement in the USD/CHF rate
 affects 9M11 pre-tax income by CHF 460 m
▪ A 10% movement in the EUR/CHF rate
 affects 9M11 pre-tax income by CHF 194 m
CHF
appreciation
Income statement impact
USD/CHF
(left axis)
EUR/CHF
(right axis)
2009
2010
2011
1) Based on 9M11 revenue and expense levels, currency mix and average exchange rates
USD 1.06 0.87 1.03 0.82
EUR 1.40 1.24 1.33 1.17
Average
vs. CHF 9M10 9M11 3Q10 3Q11
Third Quarter Results 2011
Slide 48
Sensitivity analysis1)
0.70
0.75
0.80
0.85
0.90
0.95
1.00
1.05
1.10
1.15
1.20
Jan
Apr
Jul
Okt
Jan
Apr
Jul
Okt
Jan
Apr
Jul
Okt
1.00
1.10
1.20
1.30
1.40
1.50
1.60

Currency mix
Net revenues 20,956 19 53   15 4 9
Total expenses1) 17,209 32 37 6 11 14
Credit Suisse
Core Results
CHF m 9M11 CHF USD EUR GBP Other
Sensitivity analysis2)3)
▪ A 10% movement in the USD/CHF exchange rate affects 9M11 PTI by CHF 460 m
▪ A 10% movement in the EUR/CHF exchange rate affects 9M11 PTI by CHF 194 m
Contribution in %
1) Total operating expenses and provisions for credit losses
2) Based on 9M11 revenue and expense levels, currency mix and average exchange rates
3) Updated as of September 11, 2011
Third Quarter Results 2011
Slide 49

Results in the Corporate Center
Reported pre-tax income / (loss) (660) (745) (190) 951 16
 Losses/(gains) from the movement
 of spreads on own debt1)  (592) 562 (93) (1,336) (867)
 Impairment in a equity method investment - 47 - - 47
 Litigation provisions 216 - - - -
 UK bonus levy 404 - - - -
 Business realignment costs - - 142 291 433
Adjusted pre-tax income / (loss) (632) (136) (141) (94) (371)
CHF m
1Q11
1) Including fair valuation gains/losses on stand-alone derivatives Adjusted results are non-GAAP financial measures
The underlying Corporate Center pre-tax loss reflects:
 – consolidation and elimination adjustments
 – expenses for centrally sponsored projects
 – certain expenses and revenues that have not been allocated to the segments
2Q11
3Q11
9M11
2010
Third Quarter Results 2011
Slide 50

Collaboration revenues
Collaboration revenues in CHF bn and as % of Core Results net revenues
14%
1Q11
2Q11
3Q10
4Q10
2Q10
Collaboration revenues
target range of 18% to
20% of net revenues
1.2
1.0
1.1
1.2
1.1
3Q11
14%
16%
17%
18%
▪ Contribution from collaboration revenues
 decreased slightly, reaching CHF 3.3 bn
 for 9M11
▪ CHF 5.6 bn of assets referred to Private
 Banking
 – Net new assets of CHF 3.0 bn
 – Custody assets of CHF 2.6 bn
▪ CHF 0.7 bn in new mandates for
 Asset Management
15%
1.0
Third Quarter Results 2011
Slide 51

Tier 1 capital and shareholders' equity roll-forward
End 2Q11 (Basel 2) 37.1 18.2% 203.7
Net income 0.7
Fair value movements (1.4)
Foreign exchange impact (1.4)
Dividend accrual (0.5)
Other1) (0.1)
Change in RWA   6.4
End 3Q11 (Basel 2) 37.1 17.7% 210.1
Basel 2.5 impact (2.2)  33.6
End 3Q11 (Basel 2.5) 35.0 14.3% 243.8
Tier 1
RWA
in CHF bn
Capital
in CHF bn
Ratio
in %
End 2Q11 31.2 26.03
Net income 0.7 0.57
Share-based compensation
 & other share activity 0.3 0.21
Foreign exchange impact 1.4 1.16
Other (0.1) (0.11)
End 3Q11 33.5 27.86
Shareholders' equity
Common
in CHF bn
Per share
in CHF
Note: numbers may not add to total due to rounding
1) Reflects the issuance and redemption of tier 1 capital, the effect of share-based compensation and the change in regulatory deductions
Third Quarter Results 2011
Slide 52

Basel 2.5 impact by division
Risk-weighted assets in CHF m
Under Basel 2 67,717 118,565 12,121 11,735 210,138
 Incremental Basel 2.5 impact 43 33,309 - 268 33,620
Total under Basel 2.5 67,760 151,874 12,121 12,003 243,758
Capital deductions in CHF m
Under Basel 2 310 267 610 22 1,209
 Incremental Basel 2.5 impact 17 2,140 - - 2,157
Total under Basel 2.5 327 2,407 610 22 3,366
Private
Banking
Asset
Management
Investment
Banking
Corporate
Center
Total
Third Quarter Results 2011
Slide 53

"Look through" Common Equity Tier 1 ratio simulation (Basel 3)
21.6
35.8
(8.2)
Goodwill
CET1 capital
end 2012
1) Based on risk-weighted assets of CHF 290 bn
2) Bloomberg consensus net income estimates, less dividend estimates. Not endorsed or verified and is used solely for illustrative purposes
3) Primarily lower deferred tax assets
"Look through"
CET1 ratio
7.4%1)
27.2
"Look through"
CET1 ratio
9.4%1)
▪ Assumes full transition to
 2019 capital structure already
 as of 1.1.2013
▪ Does not represent regulatory
 transition requirements under
 BIS or as per FINMA
▪ Not relevant for trigger
 mechanism of recent BCN
 transactions
(6.0)
Regulatory
deductions
"Look through"
CET1 capital
end 2012
"Look through"
CET1 capital
end 2013
+3.4
Retained
earnings
20132)
Bring forward
1.1.2019
treatment
Illustrative CET1 "look through" capital simulation in CHF bn
+2.1
Lower regulatory
deductions3)
Third Quarter Results 2011
Slide 54

Securities
3. Represents US cash high yield secondary trading
4. Represents leveraged loans secondary trading
5. Emerging markets fee data includes India, China, Indonesia, Brazil, Mexico, Russia, Middle East
 and Africa
Underwriting and advisory
Continued client market share momentum in Investment Banking
Fixed
Income
2008
Current
2009
2010
Equities
Trend
(Rank/market share)
(Rank/market share)
Source: Dealogic, Tradeweb, Euromoney magazine and Greenwich Associates
1. Market share based on Credit Suisse estimates; rank based on Greenwich Associates
2. Based on Credit Suisse estimates
Investment
grade global
High yield
global
ECM
global
Emerging
Markets
M&A
Global
announced
Global
completed
Total fees 5)
2009
#8/5%
#4/9%
#7/6%
#6/14%
#8/13%
#1/12%
2008
#12/4%
#3/7%
#7/5%
#8/13%
#8/16%
#1/8%
2010
#8/4%
#3/8%
#6/6%
#4/17%
#4/15%
#1/8%
Trend
9M11
#12/2%
#4/8%
#5/7%
#3/17%
#5/15%
#1/9%
DCM
ECM
IPO global
#5/6%
#8/5%
#5/7%
#4/7%
US cash
equities 1)
#2/12%
#5/12%
#1/13%
#1/13%
US electronic
trading 1)
#1/8%
#1/8%
#1/11%
#1/11%
Prime
services 2)
Top 3/
>10%
Top 3/
>10%
#3/13%
#3/14%
RMBS
pass-throughs
#1/19%
#1/18%
#1/17%
#1/18%
US rates
#8/7%
#8/6%
#7/8%
#7/8%
High yield
secondary 3)
#2/15%
#3/13%
#3/12%
#3/12%
Leveraged
loans 4)
#2/19%
#2/16%
#3/13%
#3/13%
Foreign
exchange
#8/4%
#9/3%
#8/5%
#8/5%
Structured
Products
#3/14%
#2/14%
#3/13%
#1/14%
Third Quarter Results 2011
Slide 55

Investment Banking loan book
Developed market lending
▪ Corporate loan portfolio is 75% investment grade, and is mostly
 (91%) accounted for on a fair value basis
▪ Fair value is a forward looking view which balances
 accounting risks, matching treatment of loans and hedges
▪ Loans are carried at an average mark of approx. 98% with
 average mark of 96% in non-investment grade portfolio
▪ Continuing good performance of individual credits: no specific provisions during the quarter
Unfunded
commitments
Loans
Hedges
CHF bn
Emerging market lending
▪ Well-diversified by name and evenly spread between EMEA,
 Americas and Asia and approx. 20% accounted for on a fair
 value basis
▪ Emerging market loans are carried at an average mark of
 approx. 95%
▪ No significant provisions during the quarter
Average mark data is net of fair value discounts and credit provisions
45
8
(20)
Loans
Hedges
CHF bn
13
(7)
Third Quarter Results 2011
Slide 56

 Wealth Management Clients: CHF 139 bn
 ▪ Portfolio remains geared towards mortgages (CHF 93 bn) and securities-backed lending (CHF 38 bn)
 ▪ Lending is based on well-proven, conservative standards
 ▪ Taking account of the ongoing strong increase of real estate prices in Switzerland, some regions (Lake Geneva, Zurich-Zug, prime tourist locations) show signs of overheating. However, prices are largely still in line with the development of household income and there is ongoing strong demand from immigration. The risk of price falls is still limited.
 Corporate & Institutional Clients: CHF 54 bn
 ▪ Over 65% collateralized by mortgages and securities
 ▪ Counterparties mainly Swiss corporates incl. real estate industry
 ▪ Sound credit quality with low concentrations
 ▪ Portfolio quality improved in line with recovery of Swiss economy
 ▪ Ship finance portfolio (CHF 6 bn) remains under special focus due to increased risk level caused by overcapacity in the market
 ▪ The Swiss economy continues to expand, but uncertainties ahead.
 FX rates so far have had a limited impact on Swiss economy.
Private Banking loan book
5% BB+ to BB
2% BB- and below
Portfolio ratings
composition, by CRM
transaction rating
Private Banking Loan Book
Total: CHF 193 bn
68%
25%
BBB
AAA to A
Loan book of CHF 193 bn focused on Switzerland; more than 85% collateralized; primarily on accrual accounting basis
Third Quarter Results 2011
Slide 57

Legacy commercial mortgage exposure reduction in
Investment Banking
1) Represents the average mark on loans and bonds combined
(97)%
3Q
Commercial mortgages (CHF bn)
Exposure by region
▪ Average price of positions increased marginally to 57%(1)
▪ Positions are fair valued; no reclassifications to accrual book
Asia 2%
US 10%
Continental
Europe
88%
Office
89%
Retail 2%
Hotel
21%
Exposure by loan type
Hotel 8%
Other 1%
4Q
1Q
2Q
3Q
4Q
2008
1Q
2Q
3Q
4Q
2009
2007
1Q
2Q
3Q
4Q
2010
1Q
2Q
3Q
2011
36
19
15
13
9
7
7
3.6
3.1
2.7
2.6
2.4
1.5
1.5
1.3
1.2
26
Third Quarter Results 2011
Slide 58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Romeo Cerutti
(Signature)*
General Counsel
Credit Suisse Group AG and Credit Suisse AG
Date: November 01, 2011
/s/ Gavin Sullivan and Andrés Luther
Co-Heads Corporate Communications
*Print the name and title under the signature of the signing officer.		Credit Suisse Group AG and Credit Suisse AG